Exhibit 99.21
News release via Canada NewsWire, Calgary 403-269-7605
     Attention Business Editors:
     Petroflow Energy Ltd. (TSXV: PEF) — Richard Azar joins Petroflow’s Board of Directors
     NOT FOR DISSEMINATION IN THE UNITED STATES OF AMERICA
     CALGARY, Dec. 14 /CNW/ — Petroflow Energy Ltd. is pleased to announce that Richard Azar, who previously served on Petroflow’s Board of Directors in 2006, has been re-appointed to its Board. “We are pleased Mr. Azar has re-joined our Board as he is very experienced and knowledgeable about Petroflow’s areas of operations,” stated Mr. John Melton, President and CEO of Petroflow.
Not for dissemination in the United States of America. This announcement is not an offer of Petroflow’s shares in the United States. Petroflow’s shares have not been and will not be registered under the U.S. Securities Act and have not been and will not be offered or sold in the United States except in transactions exempt from the registration requirements of that Act.
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy and accuracy of this release.
%SEDAR: 00003294E
     For further information: Macam Investor Relations, Cameron MacDonald, President & CEO, Office (403) 695-1006, Toll Free (866) 264-0743, or, Petroflow Energy Ltd., John Melton, President and CEO at (504) 453-2926 or Duncan Moodie, CFO at (403) 539-4320 (PEF).
CO: Petroflow Energy Ltd.
CNW 16:40e 14-DEC-07